                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14D-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 PLAYCORE, INC.
                            -------------------------
                            (Name of Subject Company)

                            JASDREW ACQUISITION CORP.
                             PLAYCORE HOLDINGS, INC.
                            PLAYCORE HOLDINGS, L.L.C.
                                 PLAYCORE, INC.
                            -------------------------
                       (Name of Offerors Filing Schedule)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            -------------------------
                         (Title of Class of Securities)

                                   72811G 10 2
                            -------------------------
                      (CUSIP Number of Class of Securities)

             FREDERIC CONTINO, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 PLAYCORE, INC.
                          RIVERFRONT CENTRE, SUITE 204
                            15 WEST MILWAUKEE STREET
                           JANESVILLE, WISCONSIN 53545
                                 (608) 741-7183
                            -------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

       BENJAMIN F. GARMER, III                   RUSSELL W. PARKS, JR.
           FOLEY & LARDNER             AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
      777 EAST WISCONSIN AVENUE       1333 NEW HAMPSHIRE AVENUE, N.W., SUITE 400
   MILWAUKEE, WISCONSIN 53202-5367               WASHINGTON, DC 20036
           (414) 271-2400                           (202) 887-4000


                            CALCULATION OF FILING FEE

 ------------------------------------------------------------------------------
          Transaction
           Valuation*                         Amount of Filing Fee*
 ------------------------------------------------------------------------------
          $29,022,421                                 $5,805
 ------------------------------------------------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock (the "Shares") of PlayCore, Inc. (the "Company") at the tender offer price of $10.10 per Share, except for Shares that are covered by agreements (collectively, the "Purchase Agreements") entered into by Jasdrew Acquisition Corp., PlayCore Holdings, Inc. or the Company pursuant to which the holders of Shares (or securities convertible into Shares) have agreed not to tender such Shares (or securities convertible into Shares). As of April 13, 2000, there were (1) 2,614,399 Shares issued and outstanding that were not covered by Purchase Agreements, (2) unexercised options not covered by Purchase Agreements to acquire 121,268 Shares with an exercise price of less than $10.10 per Share under one of the Company's stock option plans and (3) outstanding convertible debentures not covered by Purchase Agreements which were convertible into 137,840 Shares at a conversion price of less than $10.10 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 2,614,399 Shares not covered by Purchase Agreements, 121,268 Shares subject to options to purchase Shares with an exercise price of less than $10.10 per Share not covered by Purchase Agreements, and 137,840 Shares issuable upon conversion of convertible debentures with a conversion price of less than $10.10 per Share not covered by Purchase Agreements, and (2) $10.10 per Share. The amount of the filing fee, calculated in accordance with Section 14(g) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previous Paid:                   Filing Party:
                          -----------------               -------------------
     Form or Registration No.:               Date Filed:
                              -------------              --------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer subject to Rule 14d-1.
          [X] issuer tender offer subject to Rule 13e-4.
          [X] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the joint tender offer by PlayCore, Inc., a Delaware corporation ("Company"), PlayCore Holdings, L.L.C., a Delaware limited liability company ("Holdings"), PlayCore Holdings, Inc., a Delaware corporation ("Parent"), and Jasdrew Acquisition Corp., a Delaware corporation ("Acquisition Company"), to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share, at a price of $10.10, net to the seller in cash, without interest. This joint tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer". Holdings, Parent, Acquisition Company and the Company are collectively referred to herein as the "Offerors".

         This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company/issuer is PlayCore, Inc., a Delaware corporation. The Company's executive offices are located at Riverfront Centre, Suite 204, 15 West Milwaukee Street, Janesville, Wisconsin. The telephone number of the Company at such offices is (608) 741-7183.

         (b) The class of securities to which this statement relates is the common stock, par value $.01 per share, of the Company, of which 7,960,304 shares were issued and outstanding as of April 13, 2000.

         (c) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer--Section 5 (Price Range of Shares)" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)-(c) This Tender Offer Statement is filed by the Offerors. The information set forth in the sections of the Offer to Purchase captioned "The Tender Offer--Section 7 (Certain Information Concerning the Company)" and "The Tender Offer--Section 8 (Certain Information Concerning Holdings, Parent and Acquisition Company)" and on Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)-(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth on Schedules I and II to the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors--Section 1 (Background of the Transaction; Contacts with the Company)" and "Special Factors--Section 7 (The Merger Agreement and Related Documents)" is incorporated herein by reference.

         (e) The information set forth in the sections of the Offer to Purchase captioned "Special Factors--Section 7 (The Merger Agreement and Related Documents)" and "Special Factors--Section 8 (Interests of Certain Persons in the Transaction)" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Special Factors--Section 4 (Purpose and Structure of the Transaction)" is incorporated herein by reference.

         (b) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors--Section 7 (The Merger Agreement and Related Documents)" and "The Tender Offer--Section 1 (Terms of the Offer)" is incorporated herein by reference.

         (c) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors--Section 4 (Purpose and Structure of the Transaction)", "Special Factors--Section 5 (Plans for the Company after the Transaction)", "Special Factors--Section 7 (The Merger Agreement and Related Documents)", "Special Factors--Section 8 (Interests of Certain Persons in the Transaction)", "Special Factors--Section 9 (Financing of the Transaction)", "The Tender Offer--Section 9 (Source and Amount of Funds)" and "The Tender Offer--Section 10 (Effect of the Offer on the Market for the Common Stock; Exchange Act Registration)" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) and (d) The information set forth in the sections of the Offer to Purchase captioned "Introduction", "Special Factors--Section 9 (Financing of the Transaction)," "The Tender Offer--Section 9 (Source and Amount of Funds)," and "The Tender Offer--Section 11 (Conditions to the Offer)" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in Schedules I and II of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in the sections of the Offer to Purchase captioned "Tender Offer--Section 7 (Certain Information Concerning the Company)", "Tender Offer--Section 8 (Certain Information Concerning Holdings, Parent and Acquisition Company)" and Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth in the sections of the Offer to Purchase captioned "Introduction," "Special Factors--Section 11 (Fees and Expenses)," and "The Tender Offer--Section 13 (Fees and Expenses)" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 1999 and December 31, 1998 are incorporated into this Schedule TO by reference to the Consolidated Financial Statements of the Company included as Item 1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission (the "Commission") on March 28, 2000.*

         (a) (2) The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended September 30, 1999 are incorporated into this Schedule TO by reference to Part I of the Company's Quarterly Report on Form 10-Q for the quarterly fiscal period ended September 30, 1999 filed with the Commission on November 12, 1999.*

         (a) (3)-(4) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer--Section 7 (Certain Information Concerning the Company)" is incorporated herein by reference.

         (b) Pro-forma financial statements of the Company are not material to the Offer. Each of Holdings, Parent and Acquisition Company is a newly-formed entity with no material assets or liabilities. See the information set forth in the section of the Offer to Purchase captioned "The Tender Offer--Section 8 (Certain Information Concerning Holdings, Parent and Acquisition Company)."


--------
* Information is available to the public at the website maintained by the Commission at http://www.sec.gov.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

         (a) (2)-(3) The information set forth in the sections of the Offer to Purchase captioned "Introduction," and "The Tender Offer--Section 12 (Certain Legal Matters; Regulatory Approvals)" is incorporated herein by reference.

         (a) (4) The information set forth in the section of the Offer to Purchase captioned "The Tender Offer--Section 10 (Effect of the Offer on the Market for the Common Stock; Exchange Act Registration)" is incorporated herein by reference.

         (a) (5) None.

         (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

The exhibits listed in the accompanying Exhibit Index are filed as part of this Schedule TO.


ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

The information in the Offer to Purchase is incorporated herein by reference in answer to the information required by Schedule 13E-3 that is not included or covered by the other items of this Schedule TO.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated: April 20, 2000        PlayCore, Inc.

                                      By: /s/ Richard E. Ruegger
                                         --------------------------------------
                                         Richard E. Ruegger
                                         Chief Financial Officer

                                      Jasdrew Acquisition Corp.

                                      By: /s/ Michael S. Shein
                                         --------------------------------------
                                         Michael S. Shein
                                         Vice President

                                      PlayCore Holdings, Inc.

                                      By: /s/ Michael S. Shein
                                         --------------------------------------
                                         Michael S. Shein
                                         Vice President

                                      PlayCore Holdings, L.L.C.

                                      By: /s/ Michael S. Shein
                                         --------------------------------------
                                         Michael S. Shein
                                         Manager

                                  EXHIBIT INDEX

(a)(1)(i)        Offer to Purchase.

(a)(1)(ii)       Letter of Transmittal.

(a)(2)*          Letter to Stockholders from Terence S. Malone, Chairman of
                 PlayCore, Inc., dated April 20, 2000.

(a)(3)           See exhibit (a)(1)(i)

(a)(4)           Not applicable.

(a)(5)(i)        Notice of Guaranteed Delivery.

(a)(5)(ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)      Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.

(a)(5)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(v) Joint Press Release dated April 14, 2000. [Incorporated by reference to the Company's Schedule TO-C filed on April 14, 2000]

(a)(5)(vi)       Debenture conversion materials.

(a)(5)(vii)      Summary Advertisement dated April 20, 2000.

(b)(i)           Credit Agreement by and among PlayCore Wisconsin, Inc., as
                 Borrower, the other Credit Parties signatory thereto, as Credit Parties, the Lenders signatory thereto from time to time, as Lenders, General Electric Capital Corporation, as
                 Administrative Agent and Lender, and Credit Agricole Indosuez, as Documentation Agent and Lender, dated as of April 13, 2000.

(b)(ii) Purchase Agreement, dated as of April 13, 2000, by and among the Company, PlayCore Wisconsin, Inc., Holdings, and the
                 Subsidiaries listed on the signature pages thereof and GS
                 Mezzanine Partners II, L.P. and GS Mezzanine Partners II
                 Offshore, L.P., relating to $30,000,000 Aggregate Principal
                 Amount of 18% Senior Subordinated Notes Due 2008.

(b)(iii)         Loan Agreement, dated April 13, 2000, by and among Acquisition
                 Company, the Company and PlayCore Wisconsin, Inc.

(c)(1)*          Opinion of Donaldson, Lufkin & Jenrette Securities
                 Corporation, dated April 13, 2000.

(c)(2)           Presentation by Donaldson, Lufkin & Jenrette Securities
                 Corporation, made to the Company's Board of Directors on April
                 10, 2000.

(d)(i) Agreement and Plan of Merger, dated as of April 13, 2000, by and among the Company, Acquisition Company and Parent and certain exhibits thereto. [Incorporated by reference to Exhibit (2.1) to the Company's Current Report on Form 8-K dated April 13, 2000 and filed on April 14, 2000]

(d)(ii) Stock Purchase Agreement, dated as of April 13, 2000, by and among the Company, Acquisition Company, Parent and GreenGrass
                 Holdings. [Incorporated by reference to Exhibit (4.1) to the Company's Current Report on Form 8-K dated April 13, 2000 and filed on April 14, 2000]

(d)(iii) Stock Option Agreement, dated as of April 13, 2000, by and among Parent, Acquisition Company and the Company.
                 [Incorporated by reference to Exhibit (4.2) to the Company's
                 Current Report on Form 8-K dated April 13, 2000 and filed on
                 April 14, 2000]

(d)(iv)          Purchase, Waiver and Consent Agreement, dated as of April 13,
                 2000, by and among Massachusetts Mutual Life Insurance
                 Company, MassMutual Corporate Investors, MassMutual
                 Participation Investors, MassMutual Corporate Value Partners
                 Limited, Gerlach & Co., the Company, PlayCore Wisconsin, Inc.
                 and Acquisition Company.

(d)(v)           Form of Option Exercise/Cancellation Agreement, dated as of
                 April 13, 2000, by and among Acquisition Company, the Company and each of Terence Malone, George Herrera, Gary Massel and
                 Ronald Wray, including the securities ownership schedules thereto.

(d)(vi)          Form of Option Exercise/Cancellation Agreement, dated as of
                 April 13, 2000, by and among Acquisition Company, the Company and each of Frederic Contino, John Caldwell, Curtis Cole,
                 Richard Ruegger, David Hammelman, Lori Wetzel, Thomas
                 Norquist, Richard Kuhn, Wesley Sutton, Robert Farnsworth and
                 Thomas van der Meulen, including the securities ownership schedules thereto.

(d)(vii) Employment Agreement, dated as of April 13, 2000, by and between Acquisition Company and Frederic Contino.

(d)(viii) Severance, Change of Control and Noncompetition Agreement, dated as of April 13, 2000, by and between Acquisition Company and Thomas van der Meulen.

(d)(ix) Severance, Change of Control and Noncompetiton Agreement, dated as of April 13, 2000, by and between Acquisition Company and David H. Hammelman.

(d)(x) Severance, Change of Control and Noncompetition Agreement, dated as of April 13, 2000, by and between Acquisition Company and John E. Caldwell.

(d)(xi) Severance, Change of control and Noncompetition Agreement, dated as of April 13, 2000, by and between Acquisition Company and Robert Farnsworth.

(d)(xii) Severance, Change of Control and Noncompetition Agreement, dated as of April 13, 2000, by and between Acquisition Company and Richard E. Ruegger.

(d)(xiii)        Letter Agreement, dated August 17, 1999, by and between the
                 Company and GreenGrass Holdings.

(d)(xiv)         Letter Agreement, dated April 13, 2000, by and between
                 Chartwell and Acquisition Company.

(f)*             Section 262 of the Delaware General Corporation Law regarding
                 Appraisal Rights.

(g)              Not applicable.

(h)              Not applicable.

--------------------
* Included in copies of the Offer to Purchase (Exhibit (a)(1)(i)).